Exhibit 99.2

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

1.	General Background. In accordance with Section 5.4 of the Rights Agreement between First Chicago Trust Company of New York and Varian Semiconductor Equipment Associates, Inc. dated February 19, 1999, as amended by the Amendment to Rights Agreement between First Chicago Trust Company of New York and Varian Semiconductor Equipment Associates, Inc. (together, the “Agreement”) appointing EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agent”), the Rights Agent and Varian Semiconductor Equipment Associates, Inc. desire to amend the Agreement as provided herein.

2.	Effectiveness. This Amendment shall be effective as of October 25, 2004 (the “Amendment”) and all defined terms and definitions in the Agreement shall be the same in the Amendment except as specifically revised by the Amendment.

3.	Revisions.

(a)	The definition in the Agreement of “Acquiring Party” is hereby deleted in its entirely and replaced with the following:

“Acquiring Person” shall mean any Person who is Beneficial Owner (as hereinafter defined) of 15% or more of the outstanding shares of Voting Stock (as hereinafter defined); provided, however, that the term “Acquiring Person” shall not include (i) any Person who is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock on the date of this Agreement or who shall become the Beneficial Owner of 15% or more of the outstanding shares of Voting Stock solely as a result of an acquisition by the Company of shares of Voting Stock, until such time hereafter or thereafter as any of such Persons shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Voting Stock, (ii) any Person who Beneficially Owns shares of Voting Stock consisting solely of one or more of (A) shares of Voting Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock), Beneficially Owned by such Person or its Affiliates (as hereinafter defined) or Associates (as hereinafter defined) at the time of grant of such option or (C) shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock) acquired by Affiliates or Associates of such Person after the time of such grant, which, in the aggregate, amount to less than 1% of the outstanding shares of Voting Stock, (iii) the Company, any wholly owned Subsidiary (as hereinafter defined) of the Company, and any employee stock ownership or other employee benefit plan of the Company or a wholly owned Subsidiary of the Company, or (iv) Franklin Resources, Inc., until such time as Franklin Resources, Inc. becomes the Beneficial Owner (other than by means of a stock dividend or stock split) of more than 5,450,000 shares of Voting Stock (such number to be appropriately adjusted in the event of any stock dividend or stock split), provided that this clause (iv) shall have no effect (A) from and after such time as Franklin Resources, Inc. becomes the Beneficial Owner of less than 3,817,500 shares of Voting Stock or (B) from and after such time as Franklin Resources, Inc. (or any of its Affiliates) reports or is required to report its Beneficial Ownership of Voting Stock on Schedule 13D under the Securities Exchange Act of 1934 (or any comparable or successor report). Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this definition of “Acquiring Person,” has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to such foregoing provisions of this definition of “Acquiring Person,” then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.”

(b)	Section 5.4 of the Agreement entitled “Supplements and Amendments” is hereby deleted in its entirety and replaced with the following:

“5.4    Supplements and Amendments. The Company and the Rights Agent may from time to time supplement or amend this Agreement without the approval of any holders of Rights (i) prior to the Close of Business on the Flip-in Date, in any respect and (ii) after the Close of Business on the Flip-in Date, to make any changes that the Company may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person). The Rights Agent will duly execute and deliver any supplement or amendment hereto requested by the Company which satisfies the terms of the preceding sentence. Any supplement or amendment satisfying the terms of the first sentence of this Section 5.4 shall be effective upon execution by the Company (whether or not then executed by the Rights Agent).”

4.	Except as amended hereby, the Agreement and all schedules or exhibits thereto shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of this 25th day of October, 2004.

VARIAN SEMICONDUCTOR EQUIPMENT ASSOCIATES, INC.

By:	/S/ GARY L. LOSER
Name: Gary L. Loser Title: Vice President, Secretary and General Counsel

EQUISERVE TRUST COMPANY, N.A.

By:	/S/ THOMAS MCDONOUGH
Name: Thomas McDonough Title: Senior Acct Mgr